SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

REGENT COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758865109

(CUSIP Number)

John T. Unger

Senior Vice President and General Counsel

SMH Capital Inc.

600 Travis, Suite 3100

Houston, Texas 77002

713-993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☒.

Note:  Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758865109

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Don A. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,255,479 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,255,479 (See Item 5)
10 SHARED DISPOSITIVE POWER 1,416,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,479 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 758865109

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Regent Communications, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the issuer of such securities is located at 100 East RiverCenter Blvd., Suite 900, Covington, Kentucky 41011

Item 2.	Identity and Background.

This statement is being filed on behalf of: Don A. Sanders

Mr. Sanders is Vice Chairman and a director of Sanders Morris Harris Group Inc., a Texas corporation (“SMHG”), and Chairman of the Executive Committee and a director of SMH Capital Inc., a Texas corporation (“SMH Capital”), registered broker dealer and investment adviser, and wholly-owned subsidiary of SMHG. Mr. Sanders is also a manager of SOF Management, LLC, a Delaware corporation and the general partner of Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. (the “SOF Funds”) and chief investment officer of the SOF Funds. The address of his principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

During the past five years, Mr. Sanders has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Mr. Sanders was not or is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Sanders has invested an aggregate of $1,064,491 (exclusive of brokerage commissions) in 212,456 Shares of the Issuer and the SOF Funds have invested an aggregate amount of $4,774,394 (exclusive of brokerage commissions) in 1,043,023 Shares of the Issuer reported hereunder. The source of the funds used to purchase the Shares of the Issuer held by Mr. Sanders was personal funds and the SOF Funds was the working capital of the SOF Funds. This Schedule 13D also includes 1,416,000 Shares of the Issuer with a cost basis of approximately $5,385,093 held in client brokerage accounts over which Mr. Sanders has shared dispositive power. The sources of funds used to purchase these Shares of the Issuer were personal funds of the respective clients.

Item 4.	Purpose of Transaction.

Mr. Sanders is filing this Schedule 13D because, as a result of certain matters reported under Item 6 below, he is no longer eligible to report his beneficial ownership of Shares of the Issuer on Schedule 13G as he may be deemed to hold Shares of the Issuer for the purpose of or with the effect of changing or influencing the control of the Issuer.

Mr. Sanders, the SOF Funds, and the clients of SMH Capital acquired and continue to hold the Shares of the Issuer as a long-term investment. Mr. Sanders intends to review continuously his investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Mr. Sanders reserves the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day operations to matters such as nominees for representation on the Issuer’s board of directors, senior management decisions, and extraordinary business transactions.

CUSIP 758865109

Depending on his evaluation of the Issuer’s business and prospects and future developments, Mr. Sanders, the SOF Funds, or clients for which Mr. Sanders exercises investment discretion of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4 and Item 6, neither Mr. Sanders nor the SOF Funds have any present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) There were 38,700,561 shares of common stock of the Issuer outstanding as of May 4, 2007, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2007. Mr. Sanders may be deemed to beneficially own a total of 2,671,479 Shares of the Issuer, which represents 6.9% of the Shares of the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sanders that he is the beneficial owner of any of the Shares referred to herein other than Shares with respect to which he possesses both voting and dispositive power for purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The number of shares of common stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for Mr. Sanders is as follows:

(1)	Sole power to vote or to direct the vote:	1,255,479[1]
(2)	Shared power to vote or to direct the vote:	0
(3)	Sole power to dispose or to direct the disposition of:	1,255,479[1]
(4)	Shared power to dispose or to direct the disposition of:	1,416,000[2]

[1]

Includes 794,284 shares owned by Sanders Opportunity Fund (Institutional), L.P., a Delaware limited partnership, and 247,739 shares owned by Sanders Opportunity Fund, L.P., a Delaware limited partnership (collectively, the “SOF Funds”). The general partner of the SOF Funds is SOF Management, LLC, a Delaware limited liability company. Mr. Sanders is a manager of SOF Management, LLC and the chief investment officer for the SOF Funds.

[2]

Includes 1,416,000 shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

CUSIP 758865109

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

	Trade Date	Trans Code	Quantity	Price
Discretionary account	08/09/2007	SELL	540,000	3.1000
Discretionary account	08/02/2007	BUY	5,000	3.3402
Discretionary account	06/27/2007	SELL	15,000	3.3000
Discretionary account	06/27/2007	SELL	3,000	3.3000
Discretionary account	06/27/2007	SELL	3,000	3.3000

(d) Mr. Sanders, the SOF Funds, and the individual clients with respect to which Mr. Sanders exercises shared dispositive power have the right to receive all dividends on the Common Stock.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

On July 31, 2007, Cede & Co., on behalf of Mr. Sanders, the SOF Funds, and certain other clients of SMH Capital, sent a letter to the Issuer requesting a special meeting of the Issuer’s stockholders to: (1) to amend the Issuer’s bylaws to fix the number of directors at nine, (2) to amend the Issuer’s bylaws to allow stockholders to fill vacancies on the board created by increasing the size of the board or the removal of a director by the stockholders, (3) to elect John Ahn, Bob D’Agostino, Jared Davis, and Joseph Patrick Hannan as directors of the Issuer to fill the vacancies on the board; and (4) to repeal any provisions or amendments to the Issuer’s bylaws adopted after the last version filed with Securities and Exchange Commission. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit 1. Certain other shareholders of the Issuer sent, or directed Cede & Co. to send, the same form of letter calling for a special meeting. Such other shareholders (based on information they provided), Mr. Sanders, the SOF Funds, the other clients of SMH Capital, hold, in the aggregate, at least 20% of the outstanding Shares of the Issuer. Mr. Sanders expressly disclaims beneficial ownership of Shares of the Issuer held by these other shareholders and disclaims the formation of a group with these other shareholders. The other shareholders have not committed to, and were not asked, to vote at the special meeting. Mr. Sanders did not solicit, and did not obtain, proxies with respect to the shares held by such other shareholders.

Except as stated herein, Mr. Sanders is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title
1.	Letter dated July 31, 2007, sent by Cede & Co. on behalf of Pershing LLC.

CUSIP 758865109

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 22, 2007

Don A. Sanders
Don A. Sanders

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

Exhibit 1

DEMAND TO CALL A SPECIAL MEETING

Cede & Co.

c/o The Depository Trust Company

55 Water Street

New York, NY 10041

July 31, 2007

VIA OVERNIGHT DELIVERY, REGISTERED MAIL AND FACSIMILE

Regent Communications, Inc.

2000 Fifth Third Center

511 Walnut Street

Cincinnati, Ohio 45202

Attention: Secretary and President

Dear Sir or Madam:

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of common stock, $.01 par value per share (“Common Stock”), of Regent Communications, Inc. (the “Company”). DTC is informed by its participant Pershing, LLC (“Participant”), that on the date hereof 3,744,882 of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by various customers (see attached list) of Participant.

At the request of Participant on behalf of Shareholder, Cede & Co., as a holder of record of the Shares, hereby requests that you call a special meeting of the Shareholders of the Company (the “Special Meeting”) to be held at 10:00 a.m., Cincinnati, Ohio time, on September 3, 2007 at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio 45202 for the following purposes and to conduct the following business:

1.	To amend Section 1 of Article II of the Company’s Amended and Restated By-laws, by replacing it in its entirety with the following:

SECTION 1. NUMBER OF DIRECTORS. The number of directors that shall constitute the entire Board shall be nine (9) until changed by the Board of Directors pursuant to the affirmative vote of a majority of the directors then in office or approval of the stockholders. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office, unless at the time of such decrease, there are vacancies on the Board of Directors which are being eliminated by the decrease. This provision may not be amended by the Board of Directors and may only be amended by stockholders holding the voting power of a majority of the shares present and entitled to vote at the meeting.

2.	To amend Section 4 of Article II of the Company’s Amended and Restated By-laws, by replacing it in its entirety with the following:

SECTION 4. VACANCIES IN THE BOARD OF DIRECTORS. In the event a vacancy in the Board of Directors or any director’s office is created by reason of death, resignation, disqualification, removal or other cause or by reason of any increase in the authorized number of directors, the directors then in office, though less than a majority of the whole authorized number of directors, by the vote of a majority of their number, or a sole remaining director may fill such vacancy for the unexpired term; provided that any vacancy in the Board of Directors that results from an increase in the number of directors approved by the stockholders or the removal of a director by the stockholders shall be filled by stockholders at a meeting or special meeting holding a plurality of the voting power of the shares present and entitled to vote at such meeting. This provision may not be amended by the Board of Directors and may only be amended by stockholders holding the voting power of a majority of the shares present and entitled to vote at the meeting.

3.	To elect John Ahn, Bob D’Agostino, Jared Davis and Joseph Patrick Hannan, to the Company’s Board of Directors to fill the vacancies on the Board of Directors.

4.	To repeal each provision of or amendment to the Company’s Amended and Restated By-laws (other than any amendments contemplated by the foregoing proposals) adopted after the version of the by-laws included as Exhibit 3(i) to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, as filed with the Securities and Exchange Commission on November 9, 2005.

At the request of the Participant on behalf of Shareholder, the undersigned requests that, at such time as the Company has received requests from other stockholders who, together with the Shares, hold in excess of 20% of the Company’s outstanding stock, the Company set the date and time of the special meeting as requested above. This Notice shall serve to satisfy the notice requirements of Section 2 of Article I of the By-laws as to the below described nominations and proposals. Cede & Co., at the request of the Participant on behalf of the Shareholder, demands that voting at the Special Meeting be conducted by a stock vote pursuant to Section 6 of Article I of the By-laws.

2

Cede & Co., at the request of the Participant on behalf of the Shareholder, reserves the right to nominate substitute persons to the Board of Directors if the Company makes or announces any changes to its By-laws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the nominees to the Board of Directors. To the extent that the size of the Board of Directors is increased above five (5), then Cede & Co., at the request of the Participant on behalf of Shareholder, reserves the right to nominate additional nominees to be elected to the Company’s Board of Directors at the Special Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position that any attempt to increase the size of the current Board of Directors constitutes an unlawful manipulation of the Company’s corporate machinery.

Cede & Co., at the request of the Participant on behalf of Shareholder, is reserving the right, consistent with the requirements of applicable law, to submit additional proposals, fewer proposals or different proposals at the Special Meeting. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the any of the foregoing proposals at the Special Meeting, or if any individual nominee to the Board of Directors shall be unable to serve, this Notice shall continue to be effective with respect to the remaining proposals, the remaining nominees and as to any replacement nominee.

***

3

While Cede & Co. is furnishing this request as the Shareholder of record of the Shares, it does so only at the request of the Participant and only as a nominal party for the true party in interest, Shareholder. Cede & Co. has no interest in this matter other than to take those steps, which are necessary to ensure the Shareholder is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

“This letter shall supersede the Demand to Call a Special Meeting dated July 19, 2007 sent on behalf of the Participant.”

Sincerely,

Cede & Co.

By:	Peter J. Glessen, partner
Name:
Title:

cc: John Ahn, Riley Investment Management LLC

4

SMH Capital

Regent Communications—RGCI

Quantity	Name	Address
794,284	Sanders Opportunity Fund (Institutional), L.P.	600 Travis, Suite 3100, Houston, TX 77002
247,739	Sanders Opportunity Fund, L.P.	600 Travis, Suite 3100, Houston, TX 77002
212,456	IRA FBO Don Sanders Pershing LLC As Custodian	600 Travis, Suite 3100, Houston, TX 77002
205,000	IRA FBO Katherine U. Sanders Pershing LLC As Custodian	Withheld
187,000	James Investments Inc.	Withheld
110,000	Bruce Slovin	Withheld
500,000	Edward F. Heil	Withheld
40,000	Steve Scott	Withheld
50,000	Max Dillard	Withheld
75,000	John M. O’Quinn	Withheld
60,000	James W. Christmas	Withheld
75,000	Morton A. Cohn	Withheld
60,000	Joe M. Bailey	Withheld
560,000	Katherine U. Sanders	Withheld
25,000	Brad D. Sanders	Withheld
30,000	Christine M. Sanders	Withheld
30,500	Charles Barrior & Becky Barrior TIC	Withheld
63,000	Alpert Family Foundation	Withheld
25,000	Courtney Cohn Hopson Separate Account	Withheld
47,500	Laura K. Sanders	Withheld
30,000	Tanya J. Drury	Withheld
50,000	J-All Partnership	Withheld
100,000	Don A. Sanders Children’s Trust DTD 2003 Don Weir Trustee	600 Travis, Suite 3100, Houston, TX 77002
107,353	Sanders 1998 Children’s Trust DTD 12-01-1997 Donald V Weir, Trustee	600 Travis, Suite 3100, Houston, TX 77002
3,744,882